                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25


                                             Commission File Number ___________


                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F
             [ ] Form 10-Q [ ] Form N-SAR

   For Period Ended: September 30, 1999

   [ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
   [ ] Transition Report on Form 11-K

   For the Transition Period Ended:

    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: This notification relates to the omission from the Company's Form 10-K for the fiscal year 1999 of an auditor's report for the Company's financial statements for the fiscal year ended September 30, 1997.

                         PART I - REGISTRANT INFORMATION

    Full name of registrant: Emcore Corporation

    Former name if applicable: Not applicable

    394 Elizabeth Avenue
    ---------------------------------------------------------
    Address of principal executive office (STREET AND NUMBER)

    Somerset, New Jersey 08873
    ---------------------------------------------------------
    City, state and zip code

                        PART II - RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X]  (c) The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q,N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is unable to include the auditor's report to the Company's financial statements for the 1997 fiscal year in its annual report on Form 10-K for fiscal year 1999 by its due date because the Company was not able, despite several requests, to obtain the consent of PricewaterhouseCoopers ("PwC"), the Company's predecessor auditor, to use its auditor's report to the Company's financial statements for the fiscal year ended September 30, 1997. The Company believes that PwC has refused to provide its report and written consent solely in retaliation to a lawsuit that the Company recently filed against PwC in connection with PwC's violation of the independence standards promulgated by the Securities Exchange Commission (the "SEC"). The Company is not aware of any subsequent events, transactions or other matters that may have affected the previous report. In a letter from the SEC dated December 17, 1999, the SEC advised the Company that its Form 10-K should be filed without PwC's current signed audit report, disclosing the reason for its omission. As a result of the advice received from the SEC in the December 17, 1999 letter and PwC's refusal, the Company has engaged Deloitte & Touche LLP to reaudit the Company's financial statements for the fiscal year ended September 30, 1997. Deloitte & Touche LLP expects to have the reaudit completed prior to January 13, 2000.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         HOWARD BRODIE             (732)                    302-4077
         -----------------------------------------------------------------------
         (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         EMCORE CORPORATION
         -----------------------------------------------------------------------
         (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  12/30/1999               By: /s/ Thomas Werthan, Chief Financial Officer
     --------------                 -------------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

Deloitte &
   Touche
----------        --------------------------------------------------------------
                  Deloitte & Touche LLP                 Telephone (973) 683-7000
                  Two Hilton Court                      Facsimile (973) 683-7459
                  P.O. Box 319
                  Parsippany, New Jersey 07054-0319



December 28, 1999

Mr. Howard Brodie
EMCORE Corporation
394 Elizabeth Avenue
Somerset, New Jersey 08873

Dear Mr. Brodie:

We are writing to you regarding EMCORE Corporation's (the Company) request for Deloitte & Touche LLP to re-audit the 1997 financial statements of the Company which were previously audited by PricewaterhouseCoopers (PWC).

It is our understanding that such request was made due to the fact that PWC has declined to reissue its report and related consent on the 1997 financial statements to be included in the Company's annual report on Form 10-K for fiscal 1999.

As your request to us was made on December 23, 1999, due to the time and effort required to perform an audit of the Company's 1997 financial statements, it would not be possible for us to complete such an assignment before mid-January 2000 at the earliest.

If you have any questions please contact us at (973) 683-6900.


Sincerely,

Deloitte & Touche LLP

/s/ Ray Lewis
------------------------
By: Ray Lewis, Partner